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MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

Management’s Discussion and Analysis
February 15, 2023
The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022, and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all summary information contained in this MD&A has also been prepared in accordance with GAAP and all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF"), are available on the Canadian Securities Administrators' SEDAR System at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.
Our MD&A presents non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that provide useful financial information to our investors to better understand our performance. A "non-GAAP financial measure" is a financial measure that depicts historical or future financial performance, financial position or cash flows, but excludes amounts included in, or includes amounts excluded from, the most directly comparable GAAP measure. A "non-GAAP ratio" is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. A "supplementary financial measure" is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. In our MD&A, we use non-GAAP financial measures and ratios such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "growth capital", "growth spending", "invested capital", "net debt", "senior debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We also use supplementary financial measures such as "gross profit margin" and "total net working capital (excluding cash)" in our MD&A. We provide tables in this document that reconcile non-GAAP and capital management measures used to GAAP measures reported on the face of the consolidated financial statements. A summary of our financial measures is included below under the heading "Financial Measures".

Management's Discussion and Analysis December 31, 2022	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE

(Expressed in thousands of Canadian Dollars, except per share amounts)	Year ended
	December 31,
	2022	2021	Change
Revenue	$769,539	$654,143	$115,396
Total combined revenue(i)	1,054,265	812,226	242,039

Gross profit	101,548	90,417	11,131
Gross profit margin(i)	13.2%	13.8%	(0.6)%

Combined gross profit(i)	151,129	124,058	27,071
Combined gross profit margin(i)(ii)	14.3%	15.3%	(1.0)%

Operating income	71,157	55,128	16,029

Adjusted EBITDA(i)	245,352	207,333	38,019
Adjusted EBITDA margin(i)(iii)	23.3%	25.5%	(2.2)%

Net income	67,372	51,408	15,964
Adjusted net earnings(i)	65,912	58,243	7,669

Cash provided by operating activities	169,201	165,180	4,021
Cash provided by operating activities prior to change in working capital(i)	182,511	164,509	18,002

Free cash flow(i)	70,008	67,232	2,776

Purchase of PPE	111,499	112,563	(1,064)
Sustaining capital additions(i)	113,095	102,183	10,912
Growth capital additions(i)	—	6,795	(6,795)

Basic net income per share	$2.46	$1.81	$0.65
Adjusted EPS(i)	$2.41	$2.06	$0.35
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Revenue of $769.5 million represents a $115.4 million (or 18%) increase for the full year of 2022 when compared to 2021 as equipment utilization steadily and consistently improved over that 24-month period. Of the year-over-year increase, the second half of 2022 generated $77.8 million (or 67%) of the positive variance as six-month equipment utilization of 69% exceeded the 58% utilization experienced in the second half of 2021. Equipment utilization in the fourth quarter specifically benefited from the Q3 2022 onboarding initiatives of maintenance personnel. Since October, maintenance headcount levels remained consistent, which resulted in the overall lowering of the maintenance department's equipment repair backlog. Also contributing to second half increases were equipment and unit rate adjustments applied in late Q3 2022 to reflect the specific inflationary cost pressures experienced in the Fort McMurray region. The purchase of ML Northern Services Ltd.'s ("ML Northern") fuel and lube equipment fleet, which occurred on October 1, 2022, was integrated into our operations and generated equipment operating hours consistent with the expectation for Q4 2022. Regarding the positive variances in the first half of 2022, results generated by DGI (Aust) Trading Pty Ltd. ("DGI"), acquired on July 1, 2021, and the sale of ultra-class and 240-ton haul trucks, rebuilt through our external maintenance program, were the primary drivers.
Combined revenue of $1,054.3 million in 2022 represents a $242.0 million (or 30%) year-over-year increase. Our share of revenue generated in 2022 by joint ventures and affiliates was $596.0 million compared to $332.4 million in 2021 (an increase of 79%). The Nuna Group of Companies ("Nuna") built on its record Q3 2022 performance driven by activity at the gold mine in Northern Ontario. In addition to Nuna, our share of revenue was bolstered by the various joint venture initiatives which are all proceeding with strong momentum: i) the continued growth in top-line revenue from rebuilt ultra-class haul trucks now being owned by the Mikisew North American Limited Partnership ("MNALP") ii) the consistent progress being made in the component rebuild programs managed and performed by the Brake Supply North American joint venture, and lastly iii) the increasingly important impact of the joint ventures dedicated to the Fargo-Moorhead flood diversion project which formally broke ground in Q3 and continued its ramp up of activities through Q4.

Management's Discussion and Analysis December 31, 2022	M-2	North American Construction Group Ltd.

For the full year 2022, gross profit was $101.5 million, or 13.2% of revenue, up from $90.4 million and down from 13.8% of revenue in the previous year. Strong top-line revenue growth drove the increase in gross profit during the year. Persistent inflationary pressures negatively impacted gross profit margin due to pervasive cost increases throughout both our on-site and facility maintenance programs. The Company coordinated rate increases with customers and suppliers during the year to mitigate the impact of these inflationary pressures. Labour shortages in the Fort McMurray region increased labour costs through the requirement for third-party contractors and the inefficiencies experienced from high turnover and vacancy rates. Partial offsets of these factors were the full year contributions from DGI, which yielded higher margins on component and parts sales, and margins from operations support contracts at coal mines in Texas and Wyoming. Included in the gross profit margin for the year was depreciation of $119.3 million, or 15.5% of revenue, which is an increase from our prior year expense of $108.0 million but, more importantly, a decrease from our prior year rate of 16.5% as more productive operating hours generated higher revenue.
General and administrative expenses (excluding stock-based compensation) were $25.1 million, or 3.3% of revenue, compared to $23.8 million, or 3.6% of revenue in the previous year. The slight decrease as a percentage of revenue reflects higher year-over-year revenue while gross costs increased slightly as a result of these higher business activity levels and the acquisition of DGI in Q3 2021.
Adjusted EBITDA of $245.4 million represents an 18% increase from the prior year result of $207.3 million and reflects strong demand for the heavy equipment fleet and the sustained momentum of scopes being completed within our joint ventures. The percentage increase is consistent with the increase in combined revenue when factoring for the wage subsidies received in 2021. Adjusted EBITDA margin of 23.3% (prior year 25.5%) illustrates solid operating performance across all our various diversified work sites. The margin was adversely impacted by increased maintenance activities and input costs, particularly at the Millennium mine, incurred to ensure our fleet was operating at the highest capacity possible given the labour shortages experienced in the first half of 2022. Offsetting these decreases were the strong operating performances of the Aurora and Fort Hills mines and, as mentioned above, the strong diversified margin profile from parts and component sales by DGI.
Net interest expense was $24.5 million for the year including approximately $1.1 million of non-cash interest, compared to $19.0 million and $1.1 million, respectively, in the previous year. Our average cash cost of debt for the year was 5.6% as rate increases posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact as well on the rates for secured equipment-backed financing. Adjusted EPS of $2.41 on adjusted net earnings of $65.9 million is 17.0% up from the prior year figure of $2.06 and is consistent with the relative increase of adjusted EBITDA as depreciation, tax and interest generally tracked consistently with the prior year. Weighted-average common shares outstanding for the full years of 2022 and 2021 were 27.4 million and 28.3 million, respectively, which reflect substantial share purchases completed during both years.
Free cash flow of $70.0 million is the culmination of adjusted EBITDA of $245.4 million, mentioned above, less sustaining capital additions of $113.1 million and cash interest paid during the year of $24.1 million. Changes in routine working capital balances had a modest impact on cash generated in 2022 with the remaining two drivers for free cash flow generation being i) the timing impacts of capital work in process and capital inventory which required initial cash investment as we build our maintenance and component rebuild capabilities and ii) growth in our joint ventures which require initial cash discipline to manage growth capital spending and working capital balances. As quantitative evidence of this timing impact, our equity in joint ventures grew by $19.7 million during the year which will translate into cash distributions over time.

Management's Discussion and Analysis December 31, 2022	M-3	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Five-year financial performance

	Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2022	2021	2020(iii)	2019(iii)	2018(iii)
Operating Data
Revenue	$769,539	$654,143	$498,468	$715,110	$405,384
Gross profit	101,548	90,417	92,218	94,338	69,081
Gross profit margin(i)	13.2%	13.8%	18.5%	13.2%	17.0%
Operating income	71,157	55,128	67,122	57,131	30,218
Adjusted EBIT(i)	113,845	92,661	81,418	70,962	43,072
Adjusted EBITDA(i)	245,352	207,333	174,336	174,379	101,834
Adjusted EBITDA margin(ii)	23.3%	25.5%	29.9%	23.4%	24.7%
Comprehensive income	67,676	51,410	49,208	36,878	15,286
Adjusted net earnings(i)	65,912	58,243	48,746	43,721	24,875

Per share information
Basic net income per share	$2.46	$1.81	$1.75	$1.45	$0.61
Diluted net income per share	$2.15	$1.64	$1.60	$1.23	$0.54
Adjusted EPS(i)	$2.41	$2.06	$1.73	$1.72	$1.00

Balance Sheet Data
Total assets	$979,513	$869,278	$839,063	$793,152	$689,554

Current portion of finance lease obligations and long-term debt	42,089	44,728	43,158	47,680	62,136
Non-current portion of finance lease obligations and long-term debt	382,823	340,898	386,169	364,412	322,006
Total debt(i)	424,912	385,626	429,327	412,092	384,142
Cash	(69,144)	(16,601)	(43,447)	(5,208)	(19,450)
Net debt(i)	355,768	369,025	385,880	406,884	364,692
Total shareholders' equity	305,919	278,463	248,443	180,119	149,721
Invested capital(i)	$661,687	$647,488	$634,323	$587,003	$514,413

Outstanding common shares, excluding treasury shares	26,420,821	28,458,115	29,166,630	25,777,445	25,004,205
Cash dividend declared per share	0.32	0.16	0.16	0.12	0.08
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis December 31, 2022	M-4	North American Construction Group Ltd.

Summary of net income

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands, except per share amounts)	2022	2021	2022	2021
Revenue	$233,417	$181,001	$769,539	$654,143
Cost of sales(iii)	154,967	128,887	548,723	455,710
Depreciation	35,860	29,050	119,268	108,016
Gross profit	$42,590	$23,064	$101,548	$90,417
Gross profit margin(i)	18.2%	12.7%	13.2%	13.8%
General and administrative expenses (excluding stock-based compensation)	6,648	3,694	25,075	23,768
Stock-based compensation expense	4,910	1,643	4,780	11,606
Operating income	31,565	17,464	71,157	55,128
Interest expense, net	7,774	5,250	24,543	19,032
Net income	26,081	15,308	67,372	51,408

Adjusted EBITDA(i)	85,875	56,285	245,352	207,333
Adjusted EBITDA margin(ii)	26.8%	24.0%	23.3%	25.5%

Per share information
Basic net income per share	$0.99	$0.54	$2.46	$1.81
Diluted net income per share	$0.84	$0.48	$2.15	$1.64
Adjusted EPS(i)	$1.10	$0.59	$2.41	$2.06
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Revenue from wholly-owned entities per financial statements	233,417	181,001	769,539	654,143
Share of revenue from investments in affiliates and joint ventures	183,006	108,291	596,033	332,440
Elimination of joint venture subcontract revenue	(96,315)	(54,394)	(311,307)	(174,357)
Total combined revenue(i)	$320,108	$234,898	$1,054,265	$812,226
(i)See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Gross profit from wholly-owned entities per financial statements	$42,590	$23,064	$101,548	$90,417
Share of gross profit from investments in affiliates and joint ventures	14,541	9,187	49,581	33,641
Combined gross profit(i)	$57,131	$32,251	$151,129	$124,058
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis December 31, 2022	M-5	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Net income	$26,081	$15,308	$67,372	$51,408
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(533)	263	536	(85)
Stock-based compensation expense	4,910	1,643	4,780	11,606
Net realized and unrealized gain on derivative financial instruments	(778)	—	(778)	(2,737)
Net unrealized loss (gain) on derivative financial instruments included in equity earnings in affiliates and joint ventures	364	—	(4,776)	—
Write-down on asset held for sale	—	—	—	700
Tax effect of the above items	(1,006)	(438)	(1,222)	(2,649)
Adjusted net earnings(i)	$29,038	$16,776	$65,912	$58,243
Adjustments:
Tax effect of the above items	1,006	438	1,222	2,649
Interest expense, net	7,774	5,250	24,543	19,032
Income tax expense	6,889	2,487	17,073	9,285
Equity earnings in affiliates and joint ventures(i)	(8,401)	(5,581)	(37,053)	(21,860)
Equity investment EBIT(i)	9,363	5,768	42,148	25,312
Adjusted EBIT(i)	$45,669	$25,138	$113,845	$92,661
Adjustments:
Depreciation and amortization	36,094	29,242	120,124	108,333
Write-down on asset held for sale	—	—	—	(700)
Equity investment depreciation and amortization(i)	4,112	1,905	11,383	7,039
Adjusted EBITDA(i)	$85,875	$56,285	$245,352	$207,333
Adjusted EBITDA margin(ii)	26.8%	24.0%	23.3%	25.5%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Equity (earnings) loss in affiliates and joint ventures	$8,401	$5,581	$37,053	$21,860
Adjustments:
Interest expense, net	688	(73)	2,589	168
Income tax expense	275	294	2,442	3,204
(Gain) loss on disposal of property, plant and equipment	(1)	(34)	64	80
Equity investment EBIT(i)	$9,363	$5,768	$42,148	$25,312
Depreciation	$3,936	$1,905	$10,679	$7,039
Amortization of intangible assets	176	—	704	—
Equity investment depreciation and amortization(i)	$4,112	$1,905	$11,383	$7,039
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis December 31, 2022	M-6	North American Construction Group Ltd.

Analysis of three months and year ended December 31, 2022 results
Revenue
A breakdown of revenue by source is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
Revenue by source
Operations support services	212,870	164,717	688,734	600,308
Equipment and component sales	9,179	13,042	48,728	28,603
Construction services	$11,368	$3,242	$32,077	$25,232
	$233,417	$181,001	$769,539	$654,143
For the three months ended December 31, 2022, revenue was $233.4 million, up from $181.0 million in the same period last year. The majority of this quarter-over-quarter positive variance was generated by the equipment fleets in the Fort McMurray region. Revenue increases were driven by year-over-year increases in equipment hours and with utilization increasing 10% over the same period in 2021. Year-over year gross revenue growth also reflects the cost inflationary rate adjustments on equipment and unit rates in the last half of 2022. Lastly, revenue was bolstered by the acquisition of ML Northern in the quarter.
For the year ended December 31, 2022, revenue was $769.5 million, up from $654.1 million for the year ended December 31, 2021. The increase of 18% reflects the fourth quarter increases mentioned above combined with the full year impact of equipment fleet at the Fort Hills mine which was re-mobilized in the second half of 2021. Additionally, revenue was positively impacted by the full year results of DGI acquired in the second half of 2021.
Gross profit
A breakdown of cost of sales is as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Salaries, wages and benefits	$47,992	$41,390	$241,113	$211,804
Repair parts and consumable supplies	21,440	13,994	131,460	112,411
Subcontractor services	66,391	46,379	91,666	63,414
Equipment and component sales	4,444	9,534	41,302	21,505
Third-party equipment rentals	5,885	8,834	22,964	27,422
Fuel	2,176	3,815	12,963	13,890
Other	6,639	4,941	7,255	5,264
Cost of sales	$154,967	$128,887	$548,723	$455,710
For the three months ended December 31, 2022, gross profit was $42.6 million or 18.2% of revenue, up from a gross profit of $23.1 million and 12.7% gross margin in the same period last year. The improvement in gross profit in the current period was driven by increases in utilization and the correlated efficiencies that come from increased operating hours. For the three months ended December 31, 2022, cost of sales were $155.0 million, up from cost of sales of $128.9 million in the same period last year.
For the year ended December 31, 2022, gross profit was $101.5 million, or 13.2% of revenue, up from $90.4 million but slightly down from 13.8% of revenue in the previous year. The gross profit margin was impacted by persistent inflationary cost pressures throughout 2022. Increases in equipment costs combined with the strong labour demand in the Fort McMurray region drove higher costs throughout 2022. Furthermore, costs in 2021 were offset by wage subsidies received. These impacts were mitigated by updated equipment and unit rates agreed to with customers in the second half of 2022. For the year ended December 31, 2022, cost of sales were $548.7 million, up from cost of sales of $455.7 million in the same period last year.

Management's Discussion and Analysis December 31, 2022	M-7	North American Construction Group Ltd.

For the three months ended December 31, 2022, depreciation was $35.9 million (15.4% of revenue) up from $29.1 million (or 16.0% of revenue) in the same period last year. Depreciation for the year ended December 31, 2022, was $119.3 million (15.5% of revenue) up from $108.0 million (16.5% of revenue) for the year ended December 31, 2021. The increases in gross depreciation are the result of higher operating equipment hours by the fleet due to increased site activity when compared to 2021. The depreciation percentages in 2022 were lower than the comparable periods in 2021 due to more effective and productive use of the fleet as well as increased non-equipment related revenue from DGI and external maintenance customers.
Operating income
For the three months ended December 31, 2022, operating income was $31.6 million, up from $17.5 million during the same period last year. G&A expense, excluding stock-based compensation expense, was $6.6 million, or 2.8% of revenue for the three months ended December 31, 2022, up from $3.7 million, or 2.0% of revenue in the same period last year. The increase in the current period expense compared to prior year was due to the acquisition of ML Northern in Q4 2022, generally higher business activity levels, and the prior year recognition of reimbursable bid costs received in excess of amounts capitalized.
For the year ended December 31, 2022, operating income was $71.2 million, up from $55.1 million for the year ended December 31, 2021. G&A expense, excluding stock-based compensation expense, was $25.1 million for the year ended December 31, 2022, or 3.3% of revenue, up from the $23.8 million, and down from 3.6% of revenue, recorded in the year ended December 31, 2021. The year-over-year gross increase was due to the acquisition of DGI in Q3 2021, the acquisition of ML Northern in Q4 2022, and generally higher business activity levels.
For the three months and year ended December 31, 2022, stock-based compensation was $4.9 million and $4.8 million, respectively. For the three months and year ended December 31, 2021, stock-based compensation was $1.6 million and $11.6 million, respectively. The year-over-year change is primarily due to the impact of the fluctuating share price on the carrying value of our liability classified award plans.
Non-operating income and expense

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Interest expense
Credit Facility	$3,367	$1,527	$9,250	$6,559
Convertible debentures	1,729	1,733	6,861	5,148
Finance lease obligations	388	480	1,627	2,260
Mortgage	249	622	1,006	1,350
Promissory notes	128	126	506	450
Financing obligations	253	366	1,211	1,562
Amortization of deferred financing costs	284	312	1,076	1,064
Other interest expense	1,402	88	3,030	701
Interest expense	$7,800	$5,254	$24,567	$19,094
Other interest income	(26)	(4)	(24)	(62)
Total interest expense	$7,774	$5,250	$24,543	$19,032
Equity earnings in affiliates and joint ventures	(8,401)	(5,581)	(37,053)	(21,860)
Net realized and unrealized gain on derivative financial instruments	(778)	—	(778)	(2,737)
Income tax expense	6,889	2,487	17,073	9,285
Total interest expense was $7.8 million during the three months ended December 31, 2022, up from $5.3 million in the same period last year. In the year ended December 31, 2022, total interest expense was $24.5 million, up from the $19.0 million in the year ended December 31, 2021. The increase in interest expense in both periods can be primarily attributed to the higher balance on the Credit Facility and increases in the variable rate during 2022 on the credit facility leading to increased interest expense incurred.
Cash related interest expense for the three months ended December 31, 2022, calculated as interest expense excluding amortization of deferred financing costs of $0.3 million, was $7.5 million and represents an average cost of debt of 7.1% when factoring in the Credit Facility balances during the quarter (compared to $4.9 million and 4.7% respectively for the three months ended December 31, 2021). Cash related interest expense for the year ended December 31, 2022, excluding deferred financing cost of amortization of $1.1 million, was $23.5 million and represents an average cost of debt of 5.6% (compared to 4.3% for the year ended December 31, 2021).

Management's Discussion and Analysis December 31, 2022	M-8	North American Construction Group Ltd.

Statements of Operations for affiliates and joint ventures

Three months ended December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$55,544	$110,784	$13,254	$3,425	$183,006
Gross profit	6,653	3,934	3,286	669	14,542
Income before taxes	3,910	3,375	946	446	8,677
Net income	$3,634	$3,375	$946	$446	$8,401

Year ended December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$213,745	$330,259	$40,598	$11,431	$596,033
Gross profit	30,667	10,216	6,575	2,123	49,581
Income before taxes	21,741	8,825	7,049	1,881	39,496
Net income	$19,298	$8,825	$7,049	$1,881	$37,053

Three months ended December 31, 2021	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$40,620	$59,554	$6,296	$1,821	$108,291
Gross profit	6,542	1,315	1,079	251	9,187
Income before taxes	3,721	1,313	397	273	5,704
Net income	$3,598	$1,313	$397	$273	$5,581

Year ended December 31, 2021	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$147,187	$171,425	$6,296	$7,532	$332,440
Gross profit	28,357	2,762	1,079	1,443	33,641
Income before taxes	20,600	2,750	397	1,317	25,064
Net income	$17,396	$2,750	$397	$1,317	$21,860
Equity earnings in affiliates and joint ventures was $8.4 million for the three months ended December 31, 2022, up from $5.6 million in the same period last year. In the year ended December 31, 2022, equity earnings in affiliates and joint ventures was $37.1 million up from the $21.9 million in the year ended December 31, 2021. Nuna Group of Companies achieved outstanding operational performance during the year driven by activity at the gold mine in Northern Ontario. In addition to Nuna, equity earnings was bolstered by the various joint venture initiatives which are all gaining momentum: i) the continued investments being made by the Mikisew North American Limited Partnership in ultra-class haul trucks, ii) the consistent progress being made in the component rebuild programs managed and performed by the Brake Supply North American joint venture, and lastly iii) the increasingly important impact of the Fargo-Moorhead flood diversion project which broke ground in Q3 and continued its ramp up through Q4.
For the year ended December 31, 2022, we realized a gain of $0.8 million on a swap agreement (December 31, 2021 - realized a gain of $2.7 million).
We recorded income tax expense of $6.9 million and $17.1 million, respectively, during the three months and year ended December 31, 2022, an increase from the $2.5 million and $9.3 million income tax expense recorded in the respective prior year periods. The income tax expense was higher than in the same periods last year due to higher earnings. The current year income tax expense for wholly owned entities approximates our combined effective corporate tax rate of 23%.
A reconciliation of basic net income per share to adjusted EPS is as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Net income	$26,081	$15,308	$67,372	$51,408
Interest from convertible debentures (after tax)	1,488	1,480	5,893	4,410
Diluted net income available to common shareholders	$27,569	$16,788	$73,265	$55,818

Adjusted net earnings(i)	$29,038	$16,776	$65,912	$58,243

Weighted-average number of common shares	26,421,459	28,455,992	27,406,140	28,325,489
Weighted-average number of diluted shares	32,942,717	35,140,822	34,006,850	33,946,957

Basic net income per share	$0.99	$0.54	$2.46	$1.81
Diluted net income per share	$0.84	$0.48	$2.15	$1.64
Adjusted EPS(i)	$1.10	$0.59	$2.41	$2.06
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis December 31, 2022	M-9	North American Construction Group Ltd.

Summary of consolidated quarterly results
A number of factors contribute to variations in our quarterly financial results between periods, including:
•changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;
•seasonal weather and ground conditions;
•certain types of work that can only be performed during cold, winter conditions when the ground is frozen;
•the timing and size of capital projects undertaken by our customers on large oil sands projects;
•the timing of equipment maintenance and repairs;
•the timing of project ramp-up costs as we move between seasons or types of projects;
•the timing of resolution for claims and unsigned change-orders;
•the timing of "mark-to-market" expenses related to the effect of a change in our share price on stock-based compensation plan liabilities; and
•the level of borrowing under our convertible debentures, Credit Facility and finance leases and the corresponding interest expense recorded against the outstanding balance of each.
The table, below, summarizes our consolidated results for the eight preceding quarters:

(dollars in millions, except per share amounts)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021(iv)	Q1 2021(iv)
Revenue	$233.4	$191.4	$168.0	$176.7	$181.0	$166.0	$139.3	$167.8
Gross profit	42.6	24.6	12.4	22.0	23.1	21.7	14.5	31.2
Adjusted EBITDA(i)	85.9	60.1	41.6	57.7	56.3	47.5	42.4	61.1
Net income	26.1	20.6	7.5	13.5	15.3	14.0	2.7	19.4
Basic income per share(ii)	$0.99	$0.75	$0.27	$0.48	$0.54	$0.49	$0.10	$0.68
Diluted income per share(ii)	$0.84	$0.65	$0.25	$0.43	$0.48	$0.44	$0.09	$0.62
Adjusted EPS(i)(ii)	$1.10	$0.65	$0.17	$0.51	$0.59	$0.50	$0.32	$0.65

Cash dividend per share(iii)	$0.08	$0.08	$0.08	$0.08	$0.04	$0.04	$0.04	$0.04
(i)See "Non-GAAP Financial Measures".
(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Mine support revenue in the oil sands region is traditionally highest during December to March as ground conditions are most favorable for work requiring frozen ground access. Delays in the start of the winter freeze required to perform this type of work reduce revenues or have an adverse effect on project performance in the winter period. The oil sands mine support activity levels decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads, are rendered temporarily incapable of supporting the weight of heavy equipment. The end of this period, which can vary considerably from year-to-year, is referred to as "spring breakup" and has a direct impact on our mine support activity levels.
The level of project work executed by Nuna in each fiscal quarter is highly contingent on the relative mix of varying projects scopes and the geographic area where the work is executed. In general, activity peaks in the third quarter when temperatures in the remote North allow for project work to occur. On the most remote of projects, the active construction season can be less than 14 weeks. Projects executed in more southern regions of Canada are not as heavily impacted. On other seasonal projects, the spring/summer project execution season can be longer, spanning from June to October or November. However, site access is limited at times due to road bans. Other major projects, mainly winter road construction and maintenance occur in Q4 and Q1.
Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

Management's Discussion and Analysis December 31, 2022	M-10	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	December 31, 2022	December 31, 2021	Change
Cash	$69,144	$16,601	$52,543
Working capital assets
Accounts receivable	$83,811	$68,787	$15,024
Contract assets	15,802	9,759	6,043
Inventories	49,898	44,544	5,354
Contract costs	—	2,673	(2,673)
Prepaid expenses and deposits	10,587	6,828	3,759
Working capital liabilities
Accounts payable	(102,549)	(76,251)	(26,298)
Accrued liabilities	(43,784)	(33,389)	(10,395)
Contract liabilities	(1,411)	(3,349)	1,938
Total net working capital (excluding cash)(ii)	$12,354	$19,602	$(7,248)

Property, plant and equipment	645,810	640,950	4,860
Total assets	979,513	869,278	110,235

Credit Facility(i)	180,000	110,000	70,000
Finance lease obligations(i)	41,804	54,721	(12,917)
Financing obligations(i)	32,889	47,945	(15,056)
Promissory notes(i)	11,238	13,210	(1,972)
Senior debt(ii)	$265,931	$225,876	$40,055
Convertible debentures(i)	129,750	129,750	—
Mortgage(i)	29,231	30,000	(769)
Total debt(ii)	$424,912	$385,626	$39,286
Cash	(69,144)	(16,601)	(52,543)
Net debt(ii)	$355,768	$369,025	$(13,257)
Total shareholders' equity	305,919	278,463	27,456
Invested capital(ii)	$661,687	$647,488	$14,199
(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".
As at December 31, 2022, we had $69.1 million in cash and $88.0 million of unused borrowing availability on the Credit Facility for total liquidity of $157.1 million (defined as cash plus available and unused Credit Facility borrowings). Cash was unusually high on December 31, 2022, primarily due to large receipts received late in December which could not be applied to the Credit Facility. As at December 31, 2021, we had $16.6 million in cash and $181.1 million of unused borrowing availability on the Credit Facility for total liquidity of $197.7 million.
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at December 31, 2022, our total available capital liquidity was $212.4 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). As at December 31, 2021, our total capital liquidity was $233.1 million. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

(dollars in thousands)	December 31, 2022	December 31, 2021
Credit Facility limit	$300,000	$325,000
Finance lease borrowing limit	175,000	150,000
Other debt borrowing limit	20,000	20,000
Total borrowing limit	$495,000	$495,000
Senior debt(i)	(265,931)	(225,876)
Letters of credit	(32,030)	(33,884)
Joint venture guarantee	(53,744)	(18,719)
Cash	69,144	16,601
Total capital liquidity(i)	$212,439	$233,122

(i)See "Non-GAAP Financial Measures".
As at December 31, 2022, we had $1.9 million in trade receivables that were more than 30 days past due, compared to $1.4 million as at December 31, 2021. As at December 31, 2022 and December 31, 2021, we did not

Management's Discussion and Analysis December 31, 2022	M-11	North American Construction Group Ltd.

have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers.
Our current working capital is significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us, and we have met the period specified by the contract, usually 45 days after completion of the work. However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at December 31, 2022, holdbacks totaled $0.4 million, comparable to the $0.4 million balance as at December 31, 2021.
Capital resources
Our capital resources consist primarily of cash flow provided by operating activities, cash borrowings under our Credit Facility and financing through operating leases and capital equipment financing.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and finance lease obligations, to finance working capital requirements, and to pay dividends. When prudent, we have also used cash to repurchase our common shares.
We anticipate that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2023 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.

Reconciliation of capital additions	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Purchase of PPE	$27,908	$25,937	$111,499	$112,563
Additions to intangibles	507	483	3,765	1,228
Gross capital expenditures	$28,415	$26,420	$115,264	$113,791
Proceeds from sale of PPE	(1,033)	(1,544)	(3,400)	(17,141)
Change in capital inventory and capital work in progress(i)	(1,681)	2,051	(7,700)	(6,870)
Capital expenditures, net(i)	25,701	26,927	104,164	89,780
Finance lease additions	236	—	8,931	19,198
Capital additions(i)	$25,937	$26,927	$113,095	$108,978
(i)See "Non-GAAP Financial Measures".

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Sustaining	$25,701	$20,192	$104,164	$82,985
Growth	—	6,735	—	6,795
Capital expenditures, net(i)	25,701	26,927	104,164	89,780

Sustaining	236	—	8,931	19,198
Growth	—	—	—	—
Finance lease additions	236	—	8,931	19,198

Sustaining	25,937	20,192	113,095	102,183
Growth	—	6,735	—	6,795
Capital additions(i)	$25,937	$26,927	$113,095	$108,978
(i)See "Non-GAAP Financial Measures".
Sustaining capital additions of $25.9 million ($20.2 million in the prior year) for the three months ended December 31, 2022, and $113.1 million ($102.2 million in the prior year) for the year ended December 31, 2022, are primarily made up of routine capital maintenance performed on the existing fleet as required to maintain equipment. Earlier in the year, smaller heavy equipment assets were purchased for the summer construction season.
We had no growth capital additions for the three months ended December 31, 2022 ($6.7 million in the prior year) and for the year ended December 31, 2022 ($6.8 million in the prior year). Further to the growth capital additions above is the acquisition of ML Northern, totaling $8.0 million.

Management's Discussion and Analysis December 31, 2022	M-12	North American Construction Group Ltd.

A portion of our heavy construction fleet is financed through finance leases. We continue to lease our motor vehicle fleet through our finance lease facilities. Our equipment fleet is currently split among owned (62%), finance leased (32%) and rented equipment (6%).
Summary of capital additions in affiliates and joint ventures
Not included in the above reconciliation of capital additions, this table reflects our share of capital additions made by our affiliates and joint ventures.

	Three months ended		Year ended
	December 31, 2022		December 31, 2022
(dollars in thousands)	2022	2021	2022	2021
Nuna	$943	$2,023	$8,190	$4,007
MNALP	3,994	6,043	22,690	10,446
Fargo	3,549	—	16,364	—
Other	454	130	3,062	(175)
Share of affiliate and joint venture capital additions(i)	$8,940	$8,196	$50,306	$14,278

(i)See "Non-GAAP Financial Measures".
Capital additions within the Nuna joint ventures are considered to be sustaining in nature while the capital additions made by the MNALP & Fargo joint ventures were growth given they represent initial investments.
Summary of consolidated cash flows

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Cash provided by operating activities	$78,099	$65,895	$169,201	$165,180
Cash used in investing activities	(17,524)	(24,301)	(97,469)	(99,269)
Cash used in financing activities	(14,524)	(40,022)	(19,493)	(92,759)
Net increase (decrease) in cash	$46,051	$1,572	$52,239	$(26,848)
Operating activities

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Cash provided by operating activities prior to change in working capital(i)	$64,474	$44,872	$182,511	$164,509
Net changes in non-cash working capital	13,625	21,023	(13,310)	671
Cash provided by operating activities	$78,099	$65,895	$169,201	$165,180

(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended December 31, 2022, was $78.1 million, compared to cash provided by operating activities of $65.9 million for the three months ended December 31, 2021. Cash provided by operating activities for the year ended December 31, 2022, was $169.2 million, compared to cash provided by operating activities of $165.2 million for the year ended December 31, 2021.

Management's Discussion and Analysis December 31, 2022	M-13	North American Construction Group Ltd.

The increase in cash flow in both current year period is a result of improved EBITDA. Cash provided by (used by) the net change in non-cash working capital specific to operating activities is detailed below.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2022	2021	2022	2021
Accounts receivable	$7,449	$(2,360)	$(10,956)	$(30,646)
Contract assets	(4,864)	753	(6,043)	(2,751)
Inventories	(5,756)	4,808	(5,354)	(11,243)
Contract costs	207	1,580	2,673	(704)
Prepaid expenses and deposits	559	(252)	(3,453)	(735)
Accounts payable	3,885	5,478	12,750	31,232
Accrued liabilities	10,891	9,559	(989)	13,681
Contract liabilities	1,254	1,457	(1,938)	1,837
	$13,625	$21,023	$(13,310)	$671
Investing activities
During the three months ended December 31, 2022, cash used by investing activities was $17.5 million, compared to $24.3 million in cash used by investing activities in the three months ended December 31, 2021. Current period investing activities largely relate to $27.9 million for the purchase of property, plant and equipment, and the acquisition of ML Northern for net cash consideration of $2.2 million offset by $1.0 million in proceeds on disposal of property, plant and equipment. Prior year investing activities included $25.9 million for the purchase of property, plant, equipment offset by $1.5 million in proceeds on disposal of property, plant and equipment.
During the year ended December 31, 2022, cash used by investing activities was $97.5 million, compared to $99.3 million used by investing activities during the year ended December 31, 2021. Current period investing activities largely relate to $111.5 million for the purchase of property, plant and equipment, and the acquisition of ML Northern for net cash consideration of $2.2 million offset by $3.4 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $112.6 million for the purchase of property, plant, equipment, the acquisition of DGI for net cash consideration of $11.4 million offset by $17.1 million in proceeds for the disposal of property, plant and equipment and $7.1 million of proceeds on the settlement of derivative financial instruments.
Financing activities
Cash used by financing activities during the three months ended December 31, 2022, was $14.5 million, which included $5.3 million of long-term debt repayments, $7.0 million in finance lease obligation repayments and $2.1 million in dividends. Cash used by financing activities for the three months ended December 31, 2021, was $40.0 million, which included $18.7 million of proceeds of long-term debt offset by $50.3 million of long-term debt repayments, $7.3 million in finance lease obligation repayments and $1.1 million in dividends.
For the year ended December 31, 2022, cash used by financing activities was $19.5 million, which included $83.4 million of proceeds of long-term debt offset by $31.2 million of long-term debt repayments, $27.4 million in finance lease obligation repayments, $2.0 million of treasury share purchases, $7.8 million in dividends and $34.1 million in purchases under the share purchase program. Cash used by financing activities during the year ended December 31, 2021, was $92.8 million, driven by proceeds of long-term debt of $135.0 million offset by $164.4 million of long-term debt repayments, $33.9 million repayments towards finance lease obligations, $5.5 million of treasury share purchases, $3.6 million in financing costs, $4.4 million in dividends and $16.5 million in purchases under the share purchase program.

Management's Discussion and Analysis December 31, 2022	M-14	North American Construction Group Ltd.

Free cash flow
Free cash flow is a non-GAAP measure (see "Explanatory Notes - Non-GAAP Financial Measures" in this MD&A). Below is our reconciliation from the consolidated statement of cash flows ("Cash provided by operating activities" and "Cash used in investing activities") to our definition of free cash flow.

	Three months ended		Year ended
	December 31		December 31,
(dollars in thousands)	2022	2021	2022	2021
Cash provided by operating activities	$78,099	$65,895	$169,201	$165,180
Cash used in investing activities	(17,524)	(24,301)	(97,469)	(99,269)
Capital additions financed by leases	(236)	—	(8,931)	(19,198)
Add back:
Growth capital additions	—	6,735	—	6,795
Acquisition of DGI (Aust) Trading Pty Ltd.	—	—	—	13,724
Acquisition of ML Northern Services Ltd.(ii)	7,207	—	7,207	—
Free cash flow(i)	$67,546	$48,329	$70,008	$67,232
(i)See "Non-GAAP Financial Measures".
(ii)Acquisition of ML Northern Services Ltd. is the purchase price less debt assumed and cash acquired. For the determination of free cash flow, the figure includes deferred consideration of $5,002.
Free cash flow for the year ended December 31, 2022, was $70.0 million driven by strong operating results and higher profitability offset by investments in capital work in progress and joint ventures. Key drivers of free cash flow were adjusted EBITDA of $245.4 million, less sustaining capital additions of $113.1 million and cash interest paid of $24.1 million. Sustaining maintenance expenditures remained consistent with the expectations of the 2021 capital maintenance plan reflecting the necessary maintenance and capital purchases required to perform our contractual scopes. Cash interest in the year increased $7.1 million during 2022 primarily on higher rates but also on higher debt levels as the Q4 pay down of $52.4 million of net debt occurred late in the quarter. Changes in routine working capital balances had a modest impact on cash generated in 2022 with the remaining two drivers for free cash flow generation being i) the timing impacts of capital work in process and capital inventory which required initial cash investment as we build our maintenance and component rebuild capabilities and ii) growth in our joint ventures which require initial cash discipline to manage growth capital spending and working capital balances. As quantitative evidence of this impact, our equity in joint ventures grew by $19.7 million during the year which will translate into cash distributions over time.
Free cash flow for the year ended December 31, 2021, was $67.2 million. Key drivers of free cash flow were adjusted EBITDA of $207.3 million, less sustaining capital additions of $102.2 million, cash interest paid of $17.0 million and joint venture capital additions of $14.3 million.

Management's Discussion and Analysis December 31, 2022	M-15	North American Construction Group Ltd.

Contractual obligations and other commitments
Our principal contractual obligations relate to our long-term debt; finance and operating leases; and supplier contracts. The following table summarizes our future contractual obligations as of December 31, 2022, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at December 31, 2022 and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2023	2024	2025	2026	2027 and thereafter
Credit Facility and interest thereon	$216,133	$13,032	$13,068	$190,033	$—	$—
Convertible debentures(iv)	161,272	6,861	6,861	6,861	4,789	135,900
Mortgage	41,022	1,783	1,783	1,783	1,783	33,890
Promissory notes	11,706	6,117	3,456	1,735	398	—
Finance leases(i)	43,800	22,550	13,307	4,305	2,676	962
Operating leases(ii)	16,415	1,346	1,021	1,730	1,579	10,739
Non-lease components of building lease commitments(iii)	(254)	83	(28)	37	7	(353)
Financing obligations	34,093	14,768	15,009	2,204	2,112	—
Supplier contracts	13,319	13,319	—	—	—	—
Total contractual obligations	$537,506	$79,859	$54,477	$208,688	$13,344	$181,138
(i)Finance leases are net of receivable on heavy equipment operating sublease of $4,497 (2023 - $4,497).
(ii)Operating leases are net of receivables on subleases of $2,335 (2023 - $1,669; 2024 - $666).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $481 (2023 - $446; 2024 - $35). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
(iv)If not converted earlier.
Our total contractual obligations of $537.5 million as at December 31, 2022 have increased from $471.9 million as at December 31, 2021 primarily related to an increase of $95.3 million related to our Credit Facility, offset by a decrease of $16.3 million of financing obligations, $7.5 million of finance leases and $7.6 million in convertible debentures. For a discussion on our Credit Facility see "Credit Facility" below and for a more detailed discussion of our convertible debentures, see "Capital Structure and Securities" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Credit Facility
On September 20, 2022, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $300.0 million (down from $325.0 million) with the ability to increase the maximum borrowings by $50.0 million, subject to certain conditions. The amended agreement extended the facility maturity from October 8, 2024 to October 8, 2025, with an option to extend on an annual basis, subject to certain conditions. The Credit Facility permits finance lease obligations to a limit of $175.0 million (up from $150.0 million) and certain other borrowings outstanding to a limit of $20.0 million. In the amended agreement, the permitted amount of $175.0 million was expanded to include guarantees provided by us to permitted joint ventures, provided that value of such obligations shall not exceed the permitted amount.
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis.
•The first covenant is the Senior Leverage Ratio which is Bank Senior Debt plus outstanding letters of credit compared to Bank EBITDA less NACG Acheson Ltd. rental revenue.
◦"Bank Senior Debt" is defined as the Company's long-term debt, finance leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.
◦"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income.
◦The Senior Leverage Ratio must be less than or equal to 3.0:1. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.

Management's Discussion and Analysis December 31, 2022	M-16	North American Construction Group Ltd.

•The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.
◦"Fixed Charges" is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures.
◦The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
•The calculation of both financial covenants excludes rental revenue of the wholly-owned subsidiary that owns our shop and head office complex.
As at December 31, 2022, we were in compliance with our financial covenants. The Senior Leverage Ratio was 1.45:1, in compliance with the maximum of 3.0:1. The Fixed Charge Coverage Ratio was 1.79:1, in compliance with the minimum of 1.15:1.
Borrowing activity under our Credit Facility
As at December 31, 2022, there was $180.0 million borrowed against our Credit Facility along with $32.0 million in issued letters of credit under our Credit Facility (December 31, 2021 - $110.0 million and $33.9 million, respectively) and the unused borrowing availability was $88.0 million (December 31, 2021 - $181.1 million).
Guarantees
On December 3, 2021, we entered into an agreement with a financial institution to provide guarantee for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $80.0 million for MNALP, an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. We are the primary operator of MNALP's equipment through the subcontractor agreement. The loan is supported by the pledged equipment and the guarantee is in place in case of a shortfall in an insolvency. As at December 31, 2022, we have provided guarantees on this facility of $53.4 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded. Subsequent to December 2022, there was a $30.0 million increase to the capacity of these facilities.
We also act as guarantor for equipment leases of Nuna, an affiliate of the Company, to avail more favourable financing terms. As at December 31, 2022, Nuna had an outstanding balance of $0.3 million under this arrangement. At this time, there have been no instances or indication that payments will not be made by Nuna. Therefore, no liability has been recorded.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at February 10, 2023, there were 27,827,282 total voting common shares outstanding, which included 1,412,502 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,827,282 common shares, including 1,406,461 common shares classified as treasury shares at December 31, 2022). We had no non-voting common shares outstanding on any of the foregoing dates.
Convertible debentures

	December 31, 2022	December 31, 2021
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
The summarized terms of these convertible debentures are:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691

Management's Discussion and Analysis December 31, 2022	M-17	North American Construction Group Ltd.

Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2021. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the original conversion price; and on or after June 30, 2026 at a redemption price equal to the principal amount. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed to the redemption date.
Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Share purchase program
During the year ended December 31, 2022, we completed a Normal-Course Issuer Bid ("NCIB") which had commenced on April 9, 2021, with purchases and cancellations totaling 82,592 common shares, at an average price of $17.92. The transactions resulted in decreases to the common shares account of $0.7 million and the additional paid-in capital account of $0.8 million. The NCIB terminated on April 8, 2022. On a combined basis, a total of 119,592 shares were purchased and cancelled under this NCIB.
On April 11, 2022, we commenced a NCIB under which a maximum number of 2,113,054 common shares were authorized to be purchased. As at December 31, 2022, we purchased and subsequently cancelled 2,113,054 shares under this NCIB, at an average price of $15.45 per share. This resulted in decreases to the common shares accounts of $16.8 million and the additional paid-in capital accounts of $15.8 million.
Swap Agreement
On October 5, 2022, we entered into a swap agreement on our common shares with a financial institution for investment purposes. As at December 31, 2022, we recognized an unrealized gain of $778 on this agreement based on the difference between the par value of the converted shares and the expected price of the Company's shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 152,100 shares at a par value of $17.84. Fair value of the shares as at December 31, 2022, was $18.08. The fair value of this swap is recorded in other assets (note 10) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income. This swap agreement is expected to mature in October 2023.
During the year ended December 31, 2021, we recorded a net gain of $2,737 on the swap agreement related to the 5.50% convertible debentures issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. The gain recorded in 2021 was comprised of a realized gain of $7,071, offset by an unrealized gain from the year ended December 31, 2020, of $4,334. This swap agreement was completed on September 30, 2021 and the derivative financial instrument recorded on the Consolidated Balance Sheet was extinguished at that time.
Backlog
The following summarizes our non-GAAP reconciliation of backlog as at December 31, 2022 and December 31, 2021:

(dollars in thousands)	December 31, 2022	December 31, 2021
Performance obligations per financial statements	$52,526	$141,440
Add: undefined committed volumes	516,311	699,562
Backlog(i)	$568,837	$841,002
Equity method investment backlog(i)	717,849	830,943
Combined backlog(i)	$1,286,686	$1,671,945
(i)See "Non-GAAP Financial Measures".
Backlog decreased by $272.2 million while combined backlog decreased by $385.3 million on a net basis, during the year ended December 31, 2022.

Management's Discussion and Analysis December 31, 2022	M-18	North American Construction Group Ltd.

Revenue generated from backlog during the year ended December 31, 2022 was $433.6 million and we estimate that $498.6 million of our backlog reported above will be performed over 2023. For the year ended December 31, 2021, revenue generated from backlog was $355.8 million.
Related parties
Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	December 31, 2022	December 31, 2021
Accounts receivable	$65,294	$31,050
Other assets	2,444	2,162
Accounts payable and accrued liabilities	13,773	286
We enter into transactions with a number of our joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, management fees, and equipment rental revenue, and equipment and component sales. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. The majority of services provided in the oil sands region are being completed through MNALP. This joint venture performs the role of contractor and sub-contracts work to us. For the years ended December 31, 2022 and 2021, revenue earned from these services was $666.1 million and $356.6 million, respectively.
OUTLOOK
Our strategic focus areas in 2023 remain:
•Safety - focus on people and relationships and maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.
•Sustainability - commitment to the continued development of sustainability targets and consistent measurement of progress to those targets.
•Execution - enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through leverage of our reliability programs, technical improvements and management systems.
•Diversification - continue to pursue further diversification of customer, resource and geography through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.
The following table provides projected key measures for 2023 and actual results of 2022. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2022 Actual	2023 Outlook
Adjusted EBITDA(i)	$245M	$240 - $260M
Sustaining capital(i)	$113M	$120 - $130M
Adjusted EPS(i)	$2.41	$2.15 - $2.35
Free cash flow(i)	$70M	$85 - $105M

Capital allocation
Deleverage	$13M	$70 - $80M
Shareholder activity(ii)	$44M	$15 - $25M
Growth spending	$13M	TBD

Leverage ratios
Senior debt(i)	1.5x	1.0x - 1.2x
Net debt(i)	1.5x	1.1x - 1.3x

(i)See "Non-GAAP Financial Measures".
(ii)Shareholder activity includes common shares purchased under a NCIB, dividends paid and the purchase of treasury shares.

Management's Discussion and Analysis December 31, 2022	M-19	North American Construction Group Ltd.

ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.
Significant estimates and judgments made by us include:
•the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;
•the evaluation of whether we are a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate;
•assumptions used in impairment testing; and
•estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.
Actual results could differ materially from those estimates.
The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed "bottom up" approach and we believe our experience allows us to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:
•the completeness and accuracy of the original bid;
•costs associated with added scope changes;
•extended overhead due to owner, weather and other delays;
•subcontractor performance issues;
•changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;
•changes in productivity expectations;
•site conditions that differ from those assumed in the original bid;
•contract incentive and penalty provisions;
•the availability and skill level of workers in the geographic location of the project; and
•a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our consolidated financial statements for the year ended December 31, 2022 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Change in significant accounting policy - Basis of presentation
Prior to July 1, 2021, we elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. During the three months ended September 30, 2021, we elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene North Site Services and Mikisew North American Limited Partnership. This change allows for consistency in the

Management's Discussion and Analysis December 31, 2022	M-20	North American Construction Group Ltd.

presentation of our investments in affiliates and joint ventures. We have accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative periods. For full disclosure, refer to note 22 in our Financial Statements for the year ended December 31, 2021.
During the third quarter of 2022, the Company updated the presentation of project and equipment costs within the Consolidated Statement of Operations and Comprehensive Income to be combined as cost of sales. There has been no change in the Company’s accounting policy or change in the composition of the amounts now recognized within cost of sales. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
Accounting pronouncements recently adopted
The Company adopted the new standard for debt with conversion and other options effective January 1, 2022. In September 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options and Derivatives and Hedging – Contracts in Entity’s own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying US GAAP for certain financial instruments with characteristics of liabilities and equity. The adoption of this new standard did not have a material impact to the consolidated financial statements.
For a complete discussion of accounting pronouncements, see the "Accounting pronouncements recently adopted" section of our consolidated financial statements for the year ended December 31, 2022 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Financial instruments
For a complete discussion of our use of financial instruments, see note 15 of our consolidated financial statements for the year ended December 31, 2022.
Financial measures
Non-GAAP financial measures
We believe that the below Non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' gross profit on our adjusted EBITDA margin.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.

Management's Discussion and Analysis December 31, 2022	M-21	North American Construction Group Ltd.

"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures. Senior debt is used primarily for our bank covenants contained in the Credit Facility agreement.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 5 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction.
"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Combined backlog" is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.

Management's Discussion and Analysis December 31, 2022	M-22	North American Construction Group Ltd.

"Growth capital" is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Capital work in progress" is defined growth capital and sustaining capital prior to commissioning and not available for use.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
"Total net working capital (excluding cash)" represents net working capital, less the cash balance.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2022 such disclosure controls and procedures were effective.
Management's report on internal control over financial reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR

Management's Discussion and Analysis December 31, 2022	M-23	North American Construction Group Ltd.

exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of December 31, 2022, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2022, our internal control over financial reporting is effective. In accordance with the published guidance of the U.S. Securities and Exchange Commission (SEC), management's assessment of and conclusion on the effectiveness of our internal control over financial reporting did not include the internal controls of ML Northern, which is included in our 2022 consolidated financial statements and represented approximately 3% of total assets, 1% of revenues and 2% net income, respectively for the year ended December 31, 2022. Our independent auditor, KPMG LLP, has issued an audit report stating that we, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO. KPMG LLP's audit of internal control over financial reporting of the Company also excluded an evaluation of the internal controls over financial reporting of ML Northern.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide certain forward-looking information, based on current plans and expectations, for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals. Such forward-looking information may not be appropriate for other purposes. Our forward-looking information is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary materially from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "possible", "predict", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•our belief that there is minimal risk in the collection of past due trade receivables;
•our anticipation that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2023 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility;
•calculations of future interest payments that depend on variable rates;
•statements regarding backlog, including our expectation that $498.6 million of our backlog will be performed over 2023; and
•all financial guidance provided in the "Outlook" section of this MD&A, including projections related to Adjusted EBITDA, Adjusted EPS, sustaining capital, free cash flow, deleveraging, shareholder activity, growth spending, Senior Debt and Net Debt.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current

Management's Discussion and Analysis December 31, 2022	M-24	North American Construction Group Ltd.

expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.
There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.
These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" and "Risk Factors" below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:
•oil prices remaining stable and not dropping significantly in 2023;
•oil sands production continuing to be resilient to drops in oil prices due to our customer's desire to lower their operating cost per barrel;
•continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
Risk factors
The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.
•Availability of Skilled Labour. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The effects of the COVID-19 pandemic and the resulting measures taken by governments, customers and by the Corporation have increased the difficulty in obtaining skilled labour. The resulting competition for labour may limit our ability to take

Management's Discussion and Analysis December 31, 2022	M-25	North American Construction Group Ltd.

advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our union status, size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.
•Cash flow, Liquidity and Debt. As of December 31, 2022 we had $424.9 million of total debt outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity over the past three years, our current indebtedness may:
•limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;
•limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;
•limit our ability to post surety bonds required by some of our customers;
•place us at a competitive disadvantage compared to competitors with less debt;
•increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and
•increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.
Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.
•Unit-price Contracts. Approximately 32%, 41% and 47% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively, was derived from unit-price contracts and, to a lesser degree, lump-sum contracts. Unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:
•site conditions differing from those assumed in the original bid;
•the availability and cost of skilled workers;
•the availability and proximity of materials;
•unfavorable weather conditions hindering productivity;
•equipment availability and timing differences resulting from project construction not starting on time; and
•the general coordination of work inherent in all large projects we undertake.
Further, under these contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.
•Project Management. Our business requires effective project management. We are reliant on having skilled managers to effectively complete our contracted work on time and on budget. Increased costs or reduced revenues due to productivity issues caused by poor management are usually not recoverable and will result in lower profits or potential project losses. Project managers also rely on our business information systems to provide accurate and timely information in order to make decisions in relation to projects. The failure of such systems to provide accurate and timely information may result in poor project management decisions and ultimately in lower profits or potential project losses.
•Customer Concentration. Most of our revenue comes from the provision of services to a small number of customers. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Certain of our long-term contracts can allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Additionally, certain contracts allow the customer to terminate the contract without cause with minimal or no notice to us. The loss of or significant reduction in business with

Management's Discussion and Analysis December 31, 2022	M-26	North American Construction Group Ltd.

one or more of our major customers could have a material adverse effect on our business and results of operations. Our combined revenue from our four largest customers represented approximately 90% and 92% of our total combined revenue for the years ended December 31, 2022 and 2021, respectively.
•Large Projects and Joint Ventures. A portion of our revenue is derived from large projects, some of which are conducted through joint ventures. These projects provide opportunities for significant revenue and profit contributions but, by their nature, carry significant risk and, as such, can result in significant losses. The risks associated with such large-scale projects are often proportionate to their size and complexity, thereby placing a premium on risk assessment and project execution. The contract price on large projects is based on cost estimates using several assumptions. Given the size of these projects, if assumptions prove incorrect, whether due to faulty estimates, unanticipated circumstances, or a failure to properly assess risk, profit may be materially lower than anticipated or, in a worst-case scenario, result in a significant loss. The recording of the results of large project contracts can distort revenues and earnings on both a quarterly and an annual basis and can, in some cases, make it difficult to compare the financial results between reporting periods. Joint ventures are often formed to undertake a specific project, jointly controlled by the partners, and are dissolved upon completion of the project. We select our joint venture partners based on a variety of criteria including relevant expertise, past working relationships, as well as analysis of prospective partners’ financial and construction capabilities. Joint venture agreements spread risk between the partners and they generally state that companies will supply their proportionate share of operating funds and share profits and losses in accordance with specified percentages. Nevertheless, each participant in a joint venture is usually liable to the client for completion of the entire project in the event of a default by any of its partners. Therefore, in the event that a joint venture partner fails to perform its obligations due to financial or other difficulties or is disallowed from performing or is otherwise unable to perform its obligations as a result of the client’s determination, whether pursuant to the relevant contract or because of modifications to government or agency procurement policies or rules or for any other reason, we may be required to make additional investments or provide additional services which may reduce or eliminate profit, or even subject us to significant losses with respect to the joint venture. As a result of the complexity and size of such projects that we undertake or are likely to undertake going forward, the failure of a joint venture partner on a large complex project could have a significant impact on our results.
•Inflation. The costs of performing work for our customers has recently been subject to inflationary pressures that are unusually high from an historical perspective, particularly with respect to the costs of skilled labour and equipment parts. We have price escalation clauses in most of our contracts that allow us to increase prices as costs rise, but not all of our contracts contain such clauses. Even when our contracts do contain such clauses, the mechanism for adjusting prices may lag the actual cost increases thereby reducing our margins in the short-term. Where a contract contains no price escalation clause, we normally factor expected inflation into our pricing. The ability to meet our forecasted profitability is at risk if we do not properly predict future rates of inflation or have contractual provisions that adjust pricing accurately or in a timely manner.
•Cyber Security and Information Technology Systems. We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third-parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a material cyber security breach that has had a serious impact on our business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a significant specific breach in the future.
•Competition. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margins are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog,

Management's Discussion and Analysis December 31, 2022	M-27	North American Construction Group Ltd.

financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.
•Customer Outsourcing. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.
•Equipment Utilization. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.
•Labour Disputes. The majority of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In order to minimize this risk, NACG has no strike and no lockout provision in our collective agreements. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.
•Backlog. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.
•Foreign Exchange. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. As such, we are exposed to the risk of fluctuations in foreign exchange rates. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions.
•Interest Rates. The rate of interest paid on our outstanding debt fluctuates with changes to general prime interest lending rates. Increases to prime lending rates will, according, adversely affect our profitability at a level that depends on our total outstanding debt.
•Internal Controls Over Financial Reporting. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated. See the section entitled "Internal Systems and Processes" in our MD&A for further details.
•Health and Safety. We are subject to, and comply with, all health and safety legislation applicable to our operations. We have a comprehensive health and safety program designed to ensure our business is conducted in a manner that protects both our workforce and the general public. There can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.
•Short-notice Reductions in Work. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment

Management's Discussion and Analysis December 31, 2022	M-28	North American Construction Group Ltd.

along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost-effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers’ processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.
•Resolution of Claims. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. If we are not able to resolve claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit. Included in our revenues is a total of $nil relating to disputed claims or unapproved change orders.
•Heavy Equipment Demand. As our work mix changes over time, we adjust our fleet to match anticipated future requirements. This involves both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.
•Price Escalators. Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts. In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts.
•Shifting Customer Priorities Related to Climate Change. Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Other government restrictions on certain market sectors could also adversely impact current or potential clients resulting in a reduction of available work and supplies. Our clients may also alter their long-term plans due to government regulation, changes in policies of investors or lenders or simply due to changes in public perception of their business. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand for some services with opportunities in others, forming strategic partnerships and pursuing sustainable innovations.
•Climate Change Related Financial Risks. As new climate change measures are introduced or strengthened our cost of business may increase as we incur expenses related to complying with environmental regulations and policies. We may be required to purchase new or retrofit current equipment to reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. We may also incur costs related to monitoring regulatory trends and implementing adequate compliance processes. Our inability to

Management's Discussion and Analysis December 31, 2022	M-29	North American Construction Group Ltd.

comply with climate change laws and regulations could result in penalties or reputational damage that may impair our prospects.
•Climate Change Related Reputational Risks. Investors and other stakeholders worldwide are becoming more attuned to climate change action and sustainability matters, including the efforts made by issuers to reduce their carbon footprint. Our reputation may be harmed if it is not perceived by our stakeholders to be sincere in our sustainability commitment and our long-term results may be impacted as a result. In addition, our approach to climate change issues may increasingly influence stakeholders’ views of the company in relation to its peers and their investment decisions.
•Impact of Extreme Weather Conditions and Natural Disasters. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact the availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position. If the frequency or severity of such events rises in the future as a result of climate change, our risk and potential impacts will also rise.
•Management. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.
•Risk Factors Related to COVID-19. While markets and economies have somewhat stabilized as governments and industry have implemented measures to mitigate the impacts of the pandemic, the situation continues to evolve. Should the pandemic worsen, we could be subject to additional or continued adverse impacts, including, but not limited to restrictions or limitations on the ability of our employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects. The ultimate duration and magnitude of the pandemic and its financial effect on us is not known at this time. We are continuously monitoring the situation, however, and working with our customers and suppliers to mitigate its effects.
ADDITIONAL INFORMATION
Corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8.
Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.

Management's Discussion and Analysis December 31, 2022	M-30	North American Construction Group Ltd.